UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to __________

Commission file number 001-15169

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

The Perficient, Inc. 401(k) Employee Savings Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Perficient, Inc.
  555 Maryville University Drive, Suite 600
Saint Louis, Missouri 63141

The Perficient, Inc. 401(k) Employee Savings Plan
Financial Statements and Supplemental Schedules
Years ended December 31, 2014 and 2013

Table of Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-8

Supplemental Schedules*

Schedule of Assets (Held at End of Year)	9

Signatures	10

Exhibit Index	11

* Other schedules required by 29 C.F.R. § 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To Administrative Committee and Administrator of
The Perficient, Inc. 401(k) Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of The Perficient, Inc. 401(k) Employee Savings Plan (the "Plan") as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Perficient, Inc. 401(k) Employee Savings Plan as of December 31, 2014 and 2013, and the changes in its net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of The Perficient, Inc. 401(k) Employee Savings Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Brown Smith Wallace, LLC

St. Louis, Missouri
June 19, 2015

The Perficient, Inc. 401(k) Employee Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 2014 and 2013

	2014	2013

Investments, at fair value (Notes 3 and 4)	$107,834,338	$94,082,832

Receivables:
Notes receivable – participants	1,317,884	1,061,568
Total receivables	1,317,884	1,061,568

Net assets available for benefits, at fair value	109,152,222	95,144,400
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(83,621)	-
Net assets available for benefits	$109,068,601	$95,144,400

The accompanying notes are an integral part of these financial statements.

The Perficient, Inc. 401(k) Employee Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2014

Additions to net assets attributed to:
Contributions:
Participant	$13,246,551
Employer	3,791,309
Rollover	2,873,177
Total contributions	19,911,037

Net appreciation in fair value of investments (Note 3)	2,549,381
Interest and dividend investment income	754,863
Interest – notes receivable from participants	60,014
Total additions	23,275,295

Deductions from net assets attributed to:
Benefits paid to participants	9,153,242
Administrative expenses	197,852
Total deductions	9,351,094

Net increase	13,924,201

Net assets available for benefits at beginning of year	95,144,400

Net assets available for benefits at end of year	$109,068,601

The accompanying notes are an integral part of these financial statements.

The Perficient, Inc. 401(k) Employee Savings Plan
Notes to Financial Statements

1.	Description of Plan

The following description of The Perficient, Inc. 401(k) Employee Savings Plan (the "Plan") is provided for general information purposes only.  Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all full-time United States employees of Perficient, Inc. (the "Company") who are age 21 or older, except any employee that is a non-resident alien with no U.S. source income.  Employees may participate in the Plan on the first day of the month on or after they are determined to meet these conditions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Company's current record keeper is Transamerica Retirement Services (formerly known as Diversified Retirement Corporation and/or Diversified Investment Advisors) ("Transamerica"), which is a part of the Aegon group.

Contributions

For 2014, participants could contribute from a percentage of their pre-tax annual compensation to any of the investment funds up to a maximum of $17,500, subject to the Internal Revenue Code of 1986, as amended (the "Code").  Participants who had attained age 50 before the end of the year were eligible to make catch-up contributions of an additional $5,500.  Participants could also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

The Company made matching contributions of 50% (25% in cash and 25% in Company common stock) of the first 6% of eligible compensation deferred by the participant. The Company made matching contributions of $1,969,724 in Company common stock during 2014.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's matching contribution, and an allocation of Plan earnings.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. The Company contributions plus earnings thereon vest based on years of service as follows:
Years of Service	Non-forfeitable Percentage
Less than 1	0
1	33
2	66
3 or more	100

Notes Receivable – Participants

Upon written application of a participant, the Plan may make a loan to the participant.  Participants may borrow no less than $1,000 and no greater than the lesser of (i) 50% of the participant's vested account balance, or (ii) $50,000.  The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local rates for similar plans.  Loans are amortized over a maximum of 60 months unless used to purchase the participant's principal residence. Repayment is made through payroll deductions.  Participant loans are measured at the unpaid principal balance plus any accrued but unpaid interest.  Participant loans outstanding were $1,317,884 and $1,061,568 as of December 31, 2014 and 2013, respectively.

Payment of Benefits

Participants are entitled to receive benefit payments at the normal retirement age of 65, participant's death or disability, in the event of termination, or if the participant reaches age 70½ while still employed.  Benefits may be paid in a lump-sum distribution or installment payments.

Forfeitures

As of December 31, 2014 and 2013, all forfeitures were utilized to offset employer contributions.  In accordance with the Plan provisions, forfeitures are used to reduce employer contributions.  During the year ended December 31, 2014, employer contributions were reduced by forfeitures of $294,037, which included account balances forfeited during the year.

Participant-Directed Investments

All assets of the Plan are participant-directed investments. Participants have the option of directing their account balance to one or more different investment options.  The investment options include various mutual funds, collective trusts, and Company common stock.  See Note 4 for additional quantitative disclosures.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Statements of Net Assets Available for Benefits present the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 4 for discussion of fair value measurement.

Purchases and sales of investments and realized gains and losses are accounted for on the trade date. Interest income is recorded as earned and dividend income is recorded on the ex-dividend date.  Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Expenses

Certain operating expenses of maintaining the Plan are paid by the Company.  Administrative expenses for participant-directed transactions and record-keeping fees are paid by the Plan.

Adoption of New Accounting Standards

In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent), ("ASU 2015-07"). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for public business entities for fiscal years beginning after December 15, 2015, with retrospective application to all periods presented. Early application is permitted. The Company is reviewing this new guidance prior to adoption.

3.	Investments

The following investments represented 5% or more of the Plan's net assets:
	December 31,
	2014		2013
Vanguard 500 Index Signal, 47,553 shares	$	*	$6,691,691
Vanguard 500 Index Admiral, 47,725 shares		9,062,587	*
Schwab:
Indexed Retirement 2030 I, 450,499 and 403,885 shares, respectively		8,987,460	7,540,532
Indexed Retirement 2040 I, 391,321 and 356,100 shares, respectively		8,280,346	7,032,973
American Funds:
EuroPacific Growth R6, 116,015 and 112,308 shares, respectively		5,463,168	5,506,484
Growth Fund of America R6, 162,262 and 141,184 shares, respectively		6,925,350	6,072,340
Perficient, Inc. Common Stock, 646,527 and 602,662 shares, respectively		12,199,889	14,186,623
Wells Fargo Stable Value Fund C**, 117,284 and 113,785 shares		5,906,434	5,659,644
  * Not an investment option representing 5% or more of the Plan net assets in the respective year
**Amounts reported at contract value

During the year ended December 31, 2014, the Plan's investments (including investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$3,015,699
Collective trusts	2,294,551
Employer securities	(2,760,869)
Net appreciation	$2,549,381

4.	Fair Value Measurements

ASC Topic 820 provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under ASC Topic 820 are described as follows:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities.
•
Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2014 and 2013.

Cash and temporary investments

The carrying value of cash equivalents approximates fair value as maturities are less than three months and measured at fair value using observable inputs in an active market and therefore are classified as Level 1.

Mutual Funds

Mutual funds available for investment in the Plan are valued at quoted prices available in an active market and are classified within Level 1 of the valuation hierarchy.

Collective Trusts

The Plan's investment options are structured as commingled pools, or funds—this encompasses the target retirement funds, risk-based funds (conservative, moderate, moderately conservative, moderately aggressive and aggressive), and the stable value fund. These funds are comprised of other broad asset category types, such as common and preferred stock, debt securities, and cash and temporary investments.  These investment options are valued at the net asset value of the units of the individual collective trust.  The net asset value, as provided by the trustee, is used as a practical expedient to estimate fair value.  The Plan's collective trust investments may be redeemed on a daily basis.  The Plan's stable value fund has a twelve month redemption notice period.  Irrespective of the underlying securities that comprise these collective funds, the funds themselves lack a formal listed market or publicly available quotes.  The Plan's collective trust investments are therefore all classified as Level 2.

Common Stock

Company common stock is valued at the closing price reported on the Nasdaq Global Select Market and is classified within Level 1 of the valuation hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value:

	As of December 31, 2014
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets:
Mutual funds:
Fixed income funds	$1,407,724	$--	$--	$1,407,724
Equity funds	44,319,044	--	--	44,319,044
Total mutual funds	45,726,768	--	--	45,726,768
Collective trusts:
Target retirement funds	--	35,422,448	--	35,422,448
Risk based funds	--	4,245,368	--	4,245,368
Stable value fund	--	10,234,440	--	10,234,440
Total collective trust funds		49,902,256		49,902,256
Company common stock	12,199,889	--	--	12,199,889
Cash held by Plan	5,425	--	--	5,425
Total assets	$57,932,082	$49,902,256	$--	$107,834,338

	As of December 31, 2013
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets:
Mutual funds:
Fixed income funds	$5,325,084	$--	$--	$5,325,084
Equity funds	38,233,709	--	--	38,233,709
Total mutual funds	43,558,793	--	--	43,558,793
Collective trusts:
Target retirement funds	--	26,635,112	--	26,635,112
Risk based funds	--	4,027,887	--	4,027,887
Stable value fund	--	5,659,644	--	5,659,644
Total collective trust funds	--	36,322,643	--	36,322,643
Company common stock	14,186,623	--	--	14,186,623
Cash held by Plan	14,773	--	--	14,773
Total assets	$57,760,189	$36,322,643	$--	$94,082,832

Gains and losses (realized and unrealized) included in changes in net assets for the period above are reported in net appreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits.

5.	Party-In-Interest Transactions

As of December 31, 2014 and 2013, the Plan held 646,527 and 602,662 shares, respectively, of Company common stock.  Total outstanding Company common stock as of December 31, 2014, was 32,854,802 shares.

During the year ended December 31, 2014, the Plan had the following transactions involving Company common stock:

Shares purchased	112,091
Shares sold	68,226
Cost of shares purchased	$2,014,974
Cost of shares sold	$1,240,996
Net gain from shares sold	$546,367

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their employer contributions.

7.	Income Tax Status

The Plan administrator has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions. The Plan administrator believes the Plan is no longer subject to examination for the years prior to 2012.

The Internal Revenue Service has determined and informed the Company by a letter dated March 31, 2008, that the Plan is established in accordance with applicable sections of the Code, and therefore, the Plan qualifies as tax-exempt under Section 401(a) of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and operating in compliance with applicable IRC requirements and, therefore, believe the Plan is qualified, and the related trust is tax-exempt.

8.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Supplemental Schedule

The Perficient, Inc. 401(k) Employee Savings Plan
FEIN: 74-2853258; Plan No. 001
Schedule of Assets (Held at End of Year)
December 31, 2014

Form 5500, Schedule H, Part IV, Line 4(i)

(a)	(b) Identity of Issuer	(c) Description	(d) Cost	(e) Current Value

*	State Street Bank & Trust Co.	Cash reserve account	**	$5,425
	American Beacon Small Cap Value Instl	Mutual fund	**	2,173,788
	American Funds:
	EuroPacific Growth R6	Mutual fund	**	5,463,168
	Growth Fund of America R6	Mutual fund	**	6,925,350
	Dodge and Cox Income	Mutual fund	**	4,990,807
	ING Voya Global Real Estate I	Mutual fund	**	1,407,724
	JPMorgan Mid Cap Value Instl	Mutual fund	**	3,415,082
	Oak Ridge Small Cap Growth K	Mutual fund	**	1,029,274
	Oakmark International Small Cap I	Mutual fund	**	592,015
	Prudential Jennison Mid Cap Growth Q	Mutual fund	**	1,290,843
	Touchstone Emerging Markets Equity Instl	Mutual fund	**	491,247
	Vanguard:
	500 Index Admiral	Mutual fund	**	9,062,587
	Mid Cap Index Admiral	Mutual fund	**	4,685,290
	Small Cap Index Admiral	Mutual fund	**	4,199,593
	Total mutual funds			45,726,768
	IR&M Core Bond Collective Fund	Collective trust	**	4,244,386
	Retirement Advocate:
*	Aggressive Fund	Collective trust	**	367,121
*	Conservative Fund	Collective trust	**	1,657,347
*	Moderate Fund	Collective trust	**	1,820,130
*	Moderately Aggressive Fund	Collective trust	**	271,998
*	Moderately Conservative Fund	Collective trust	**	128,771
	Schwab:
	Indexed Retirement 2010 I	Collective trust	**	276,788
	Indexed Retirement 2015 I	Collective trust	**	405,590
	Indexed Retirement 2020 I	Collective trust	**	2,450,387
	Indexed Retirement 2025 I	Collective trust	**	3,096,491
	Indexed Retirement 2030 I	Collective trust	**	8,987,460
	Indexed Retirement 2035 I	Collective trust	**	3,941,978
	Indexed Retirement 2040 I	Collective trust	**	8,280,346
	Indexed Retirement 2045 I	Collective trust	**	3,919,659
	Indexed Retirement 2050 I	Collective trust	**	3,789,083
	Indexed Retirement 2055 I	Collective trust	**	274,666
	Wells Fargo Stable Value Fund C	Collective trust	**	5,906,434
	Total collective trusts		**	49,818,635

*	Perficient, Inc.	Employer securities	**	12,199,889
*	Participant loans	Interest rate of 4.33 – 8.58%, maturing through November, 2019	**	1,317,884
Total investments				$109,068,601
* Party-in-interest transaction considered exempt by the Department of Labor.
** Cost omitted for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

The Perficient, Inc. 401(k) Employee Savings Plan

Date: June 19, 2015	/s/ Paul E. Martin
Paul E. Martin
Chief Financial Officer

EXHIBITS INDEX

Exhibit Number	Description
23.1	Consent of Brown Smith Wallace, LLC